March 26, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Russell Mancuso, Jay Mumford and Daniel Morris

Re: InspireMD, Inc.
Amendment No. 5 to Registration Statement on Form S-1

Amended March 22, 2013

File No. 333-184066

Ladies and Gentlemen:

We have reviewed with InspireMD, Inc. (the “Company”) the letter dated March 25, 2013 (the “Comment Letter”) from the staff (the “Commission Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 5. (“Amendment No. 5”) to the Registration Statement on Form S-1 of the Company (File No. 333-184066), initially filed with the Commission on September 24, 2012 (the “Registration Statement”). The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Commission Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Commission Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Prospectus Cover Page

1.	We note that you intend to offer an aggregate of $30 million of securities in this offering, with each investor having the option to choose whether to purchase common stock, preferred stock or a combination of common stock and preferred stock. Please provide us with your analysis as to how your proposed offering of common and/or preferred stock to investors is consistent with an underwritten firm commitment offering.

Response:

In a firm commitment public offering, once the registrant is prepared to circulate a preliminary prospectus, the underwriters generally communicate with investors to gauge their interest in the potential offering. The underwriters rarely know exactly what the investors will buy until they solicit investor interest and ultimately price the deal. The firm commitment is then made at the time the underwriting agreement is signed, at which time the underwriters are best able to anticipate investor demand for the offering following their discussions with investors. This offering has followed, and will continue to follow, the same procedure, and will result in the same firm commitment in the underwriting agreement. Specifically, in the underwriting agreement, the underwriters will commit to purchase a fixed number of shares of common stock and a fixed number of shares of preferred stock, and will then be obligated to purchase that number of shares. There will be no unsold shares. Also, like a typical public offering, the Company anticipates that its final prospectus will contain a more accurate breakdown of the number of shares of common stock and preferred stock to be sold (wherein, neither the underwriters nor the Company anticipate that any shares will remain unsold).

Haynes and Boone, LLP

Attorneys and Counselors

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Phone: 212.659.7300

Fax: 212.918.8989

U.S. Securities and Exchange Commission March 26, 2013 Page 2

As background, the Company intends to raise a certain amount of proceeds through this offering. The Company desires to raise these proceeds through the sale of its common stock. As described in more detail in answer to Question 2 below, during the roadshow, a potential investor expressed concern about the regulatory impact of beneficially owning 10 percent or more of the Company’s outstanding common stock after the offering. To address this concern, which is a potential concern of many large institutional investors when considering a large position in offerings of a size similar to this offering, at the suggestion of the underwriters and based on the underwriters’ past experience, the Company decided to provide investors an alternative – a class of preferred stock whose only material rights are (i) the right to convert to common stock and (ii) otherwise the same rights of the common stock (e.g., the right to vote with the common stock on an as-converted basis, the right to receive dividends on an as-converted basis), but which also contains a “blocker” that will divest the holder of beneficial ownership of 10 percent or more of the common stock (by prohibiting conversion and voting to the extent that the holder would acquire beneficial ownership of more than 9.98% of the common stock). The preferred stock will be offered to all potential investors, although the Company believes it is unlikely that any investor who would not beneficially own 10 percent or more of the outstanding common stock after the offering will elect to purchase preferred stock.

In determining what disclosure to make in Amendment No. 5, the Company was mindful to include sufficient disclosure in its offering documents before soliciting investor interest under the revised offering structure. Therefore, the Company attempted to lay out, as clearly as possible, the entire structure of the offering – that (a) an anticipated $30 million will be offered (excluding the overallotment option), (b) investors are being offered both common stock and preferred stock, and (c) in order to keep the aggregate offering to a set amount, for each share of preferred stock purchased in the offering, the Company will reduce the number of shares of common stock being sold by 1,000. The Company did not believe it would have been appropriate to approach investors to gauge their interest in the preferred stock and come up with an estimate of the number of shares of preferred stock that should be offered, and therefore, in an abundance of caution, included common stock and preferred stock up to the full amount of the anticipated offering in Amendment No. 5. Once the Commission Staff has reviewed the Company’s disclosure and the underwriters have recirculated a revised prospectus, they will communicate with investors about the revised offering structure, determine which investors are interested in the preferred stock, and more accurately estimate of the number of shares of common stock and preferred stock to be sold.

It should also be noted that the Company believes an investment decision to the purchase the preferred stock is the same as an investment decision to purchase the common stock. As described above, the preferred stock will carry the exact same rights as the common stock and will be immediately convertible into common stock, except to the extent that the holder thereof would acquire beneficial ownership of more than 9.98% of the common stock.

U.S. Securities and Exchange Commission March 26, 2013 Page 3

2.	Generally it is inconsistent with Section 5 of the Securities Act to offer securities before they are registered for sale. Please provide us a detailed timeline of your communications with investors regarding the preferred stock and your analysis of how those communications were consistent with Section 5.

Response:

For the reasons set forth below, the Company believes that this offering has been conducted in a manner that is consistent with Section 5 of the Securities Act of 1933, as amended (“Section 5”). In addition, Cowen and Company, LLC (“Cowen”), the lead underwriter in this offering, has confirmed to the Company that it believes this offering has been conducted in a manner that is consistent with Section 5 and its regular practices in connection with a public offering.

By way of background, this offering commenced in the fall of 2012. Once the Company’s preliminary prospectus was prepared in November 2012, the underwriters and the Company conducted a traditional public offering roadshow. During the roadshow, the underwriters engaged in customary communications with investors designed to understand investor interest in the offering, including the size and price of the offering. Based on concerns expressed by investors at the time, the Company and Cowen decided to postpone the offering.

In February of 2013, the Company and Cowen decided to re-launch this offering and, accordingly, filed an amended preliminary prospectus on March 5, 2013. Subsequent to this filing, the underwriters and the Company commenced a new roadshow. Again, during this roadshow, the underwriters engaged in customary communications with investors designed to understand investor interest in the offering, including the size and price of the offering. In particular, on March 13, 2013, Cowen hosted an official roadshow conference call with one investor who, on March 14, 2013, indicated to Cowen that it would like to pursue a potential investment in the Company. Between March 15, 2013 and March 17, 2013, Cowen, the Company and this investor engaged in various due diligence communications regarding the Company’s corporate strategy, data results and certain other matters. Then, on March 18, 2013, this investor informed Cowen that it was concerned about its participation in the offering since it desired to invest an amount of money that would cause such investor to beneficially own more than 10 percent of the Company’s outstanding common stock. To address this concern, which is a potential concern of many large institutional investors when considering a large position in offerings of a size similar to this offering, the investor and Cowen discussed an offering structure which Cowen had used in past deals that would include a class of “toothless” preferred stock, which preferred stock would not contain any substantive features that were different from the Company’s common stock other than a mechanism that would prevent a holder of such preferred stock from converting the preferred stock into common stock or voting such preferred stock to the extent it would cause such holder to beneficially own more than 9.98% of the Company’s common stock. On March 19, 2013, at the suggestion of the underwriters and based on the underwriters’ past experience, along with the fact that the Company believed that this preferred stock was in essence the same as common stock, the Company decided to revise the offering in order to allow all investors to choose between investing in either common stock or preferred stock.

U.S. Securities and Exchange Commission March 26, 2013 Page 4

As Cowen and the Company and their respective counsel began to discuss the preferred stock alternative on March 19, 2013, Cowen explained the terms of the proposed preferred stock and cited a sample deal, which included an example certificate of designation for Company and underwriters’ counsel’s consideration. Also, on March 19, 2013, counsel for the investor was provided with a model preferred stock designation based on the example provided by Cowen for informational purposes only.

At this time, the Company was mindful that it must include sufficient disclosure in its offering documents before soliciting investor interest under the revised offering structure. As such, the Company’s and Cowen’s priority became providing the Commission with a revised disclosure document so that the underwriters could proceed with discussions with potential investors regarding the new structure of the offering. The Company and its counsel then began to revise the Registration Statement to include the preferred stock.

On the evening of March 21, 2013, the investor’s counsel sent comments to the draft certificate of designation to Company counsel, which Company counsel forwarded directly to Cowen. Company counsel then advised investor’s counsel that due to the nature of the offering, neither the Company nor its counsel was in a position to negotiate a certificate of designation and directed that any comments relating to the preferred stock be sent to Cowen. Company counsel did not agree to consider or negotiate the terms of the preferred stock, or indicate that the Company would, in fact, offer the preferred stock. Although the Company did consider some of the investor’s suggested refinements to the basic terms of the preferred stock, Cowen informed the potential investor that it could not negotiate additional terms and that, if offered, the rights and preferences of the preferred stock would be the same as those of the common stock.

The Company filed Amendment No. 5 with the Commission on March 22, 2013, which contained a general description of the preferred stock, but omitted a form of certificate of designation, which was still under consideration and had not yet been approved by the Company’s board of directors.

The underwriters and the Company have not discussed the details of the preferred stock with any investors other than the inquiring investor, other than to advise such investors that a potential lead investor had suggested including preferred stock with a 9.98% blocker as part of the offering and the reasons for it. The underwriters, however, did not solicit interest from other investors in such an alternative. Moreover, neither the Company nor the underwriters believe that they prematurely offered any shares of preferred stock to anyone in violation of Section 5, as the terms of the preferred stock were not finalized prior to the filing of Amendment No. 5 in a manner that was acceptable to either the Company or any investor. To that end, the Company has not, and will not, make any offer of the preferred stock until it can circulate a preliminary prospectus that describes the preferred stock and files a copy of a certificate of designation with both the Commission and the State of Delaware.

U.S. Securities and Exchange Commission March 26, 2013 Page 5

The Company and Cowen believe that the nature of discussions with investors to date has been consistent with Section 5 and with customary practice in connection with a public offering. It is not only typical, but necessary, for issuers and underwriters to be responsive to investor concerns expressed during a roadshow. If no such discussions and no changes to an offering in response to such discussions were permitted, it would be very difficult for any issuer, especially a small issuer like the Company, to close a public offering. Although the addition of the preferred stock to the offering is a change to the offering that resulted from an indication of interest during the roadshow, neither the Company nor Cowen have solicited any feedback on the preferred stock, other than as described above, or made any offer of the preferred stock, and they will not do so until such an offer can be made in a manner that is consistent with Section 5.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:	Alan Milinazzo, InspireMD, Inc.